Exhibit 99.5

CONSENT OF LOUIS ZARITA

As required by Rule 438 under the Securities Act of 1933, as amended, the undersigned hereby consents to being named as a Director Nominee in the Registration Statement on Form S-1 of CF Acquisition Corp. IV (the “Company”), originally filed on December 7, 2020, and any and all amendments thereto, registering securities for issuance in the Company’s initial public offering.

Dated: December 18, 2020

/s/Louis Zarita
Louis Zarita